N E W S R E L E A S E

June 1, 2016

Nevsun Continues to Intersect High Grade Mineralization at Asheli

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce new assay results from further drilling at Asheli which is part of the ongoing 2016 Regional Exploration program at Bisha.

HIGHLIGHTS

  Drilling extends Asheli down dip with increasing zinc grades
  New massive and stringer sulphide intersections at Asheli include:
    MX-071:  13.3m @ 1.82% Cu, 9.87% Zn, 0.51g/t Au, 30g/t Ag
    MX-075:  31.3m @ 1.30% Cu, 13.98% Zn, 0.70g/t Au, 410g/t Ag, including 13.7m @ 0.91% Cu, 28.01% Zn, 0.24g/t Au, 16g/t Ag
    MX-076:  11.00m @ 1.91% Cu, 9.99% Zn, 0.36g/t Au, 33g/t Ag
    MX-082:  14.3m @ 1.43% Cu, 5.93% Zn, 0.37 g/t Au, 23 g/t Ag
  True widths are estimated to be approximately 70% of the drill intercept length
  Further expansion potential possible to the northeast
  Drill testing has begun on the numerous untested targets along the 4 kilometers of similar stratigraphy

Nevsun CEO Cliff Davis commented, “Asheli continues to demonstrate high grades of copper and zinc with the deeper holes being particularly zinc rich.  The deposit is fairly compact and relatively shallow which should be advantageous for mining. There is room for growth to the northeast and strong footwall alteration is present in this area.  VMS deposits rarely occur in isolation and we have now started testing other targets along the four kilometers of similar geology to the east and northeast. Our exploration efforts continue to illustrate the high potential for the Bisha District”.

The Asheli deposit was discovered by Bisha Mining Share Company (BMSC) in April 2015 (see June 18, 2015 Press Release).  The initial focus of exploration was a 700 meter long section of highly sericite and chlorite altered felsic volcanics with associated small, pod-shaped surface gossans.  The geology continues on-strike for five kilometers of similar geology.  Limited historical drilling (“ASD” prefixed holes Figure 2 below) had intersected only narrow stringer style mineralization with minor chalcopyrite and sphalerite but no massive sulphides.

BMSC’s 2015 discovery hole MX-044 returned 8.30 meters of massive sulphide grading 1.44% Cu and 4.00% Zn.  Follow-up drilling in hole MX-052 confirmed the new discovery with 22.90 meters of massive sulphide grading 2.29% Cu and 4.50% Zn and additional massive sulphide mineralization was intersected in hole MX-056 (20.90 meters grading 1.26% Cu, 6.08% Zn).  Drilling was suspended in July for the rainy season in this part of Eritrea and to focus on other high priority targets elsewhere.

In April 2016, drilling resumed at Asheli with a goal of better defining the geometry of the massive sulphide deposit.  Early results from the campaign included hole MX-068 which targeted the projected down plunge extension of the mineralization approximately 100 meters below the known deposit.  This hole successfully intersected 44.0 meters of massive sulphide grading 1.97% Cu and 9.13% Zn (see April 19, 2016 Press Release).

Four additional holes have now intersected massive sulphides at the Asheli deposit.  Hole MX-075 drilled 60 meters down dip of hole MX-068 intersected 31.3 meters of massive and stringer sulphides grading 1.30% Cu and 13.98% Zn.  A particularly zinc rich section graded 0.91% Cu and 28.01% Zn over 13.7 meters (see cross-section in Figure 2 below). The deposit remains open to the northeast where it has potentially been off-set.   Future drilling will target this area.  A maiden resource for Asheli will be included in the annual resource update scheduled to be released in early 2017.

Drilling is now in progress targeting the 4 kilometers of similar stratigraphy to the northeast.

Quality Assurance

A Quality Assurance/Quality Control program was part of the assaying program at Bisha.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Bisha and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with approximately US$300 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

2016 Asheli Drilling Results

HOLE ID	From	To	Length (m)	Cu %	Zn %	Au g/t	Ag g/t
MX-067	Assays Pending
MX-069	109.40	111.50	2.10	1.09	1.29	0.36	51
MX-071	195.50	208.80	13.30	1.82	9.87	0.51	30
includes	196.30	206.60	10.30	1.49	12.58	0.49	28
also	202.20	206.60	4.40	1.36	17.93	0.55	27
and	206.60	208.80	2.20	3.57	0.33	0.59	43
MX-072	421.80	424.20	2.40	0.50	0.27	7.28	280
MX-073	289.50	291.80	2.30	0.51	1.88	0.24	3
MX-074	Assays Pending
MX-075	401.00	403.30	2.30	1.05	0.16	0.34	17
MX-075	407.00	438.30	31.30	1.30	13.98	0.70	41
Includes	409.60	438.30	27.60	1.32	15.82	0.31	21
and	407.00	409.60	2.60	1.74	0.31	5.21	277
and	409.60	423.30	13.70	0.91	28.01	0.24	16
and	423.30	438.30	15.00	1.59	3.52	0.34	23
MX-076	324.50	335.50	11.00	1.91	9.99	0.36	33
includes	325.00	334.50	9.50	2.03	11.39	0.40	36
and	325.50	329.60	4.10	0.93	19.41	0.34	31
and	329.60	334.50	4.90	2.85	5.67	0.44	38
MX-076	341.00	343.00	2.00	0.38	0.02	9.38	462
MX-077	398.00	398.60	0.60	0.21	0.01	6.54	310
MX-078	Assays Pending (Regional Drill Hole)
MX-079	Assays Pending
MX-080	Assays Pending (Regional Drill Hole)
MX-081	Assays Pending (Regional Drill Hole)
MX-082	314.70	329.00	14.30	1.43	5.93	0.37	23
includes	314.70	321.00	6.30	1.83	3.72	0.41	27
and	321.00	324.50	3.50	0.79	14.19	0.28	16
MX-083	in progress
MX-084	in progress

True widths are estimated to be approximately 70% of the drill intercept length

Figure 1. Asheli Drillhole Location Map

Figure 2. Asheli Long Section

Figure 3. Asheli Section L10260

Figure 4. Asheli Section L10420

Figure 5. Asheli Section L10460

2016 - Drill Collar Locations

Hole ID	UTM Easting	UTM Northing	Elevation	Dip	Azimuth	Depth (m)
MX-073	319532	1704095	678	-64	120	434
MX-074	319526	1704052	679	-64	120	404
MX-075	319554	1704267	677	-66	120	564
MX-076	319590	1704203	677	-67	120	467
MX-077	319574	1704301	676	-65	120	509
MX-078	319818	1703526	697	-45	140	362
MX-079	319477	1704315	677	-68	120	718
MX-080	319216	1703541	695	-50	120	517
MX-081	319680	1702900	700	-50	90	344
MX-082	319618	1704230	677	-70	120	344
MX-083	319686	1704409	676	-65	120	in progress
MX-084	319618	1704230	677	-60	120	in progress

Note: Collar coordinates are in UTM WGS84 Zone37N